Exhibit 1

AudioCodes Press Release

P R E S S  R E L E A S E

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Brett Maas, Managing Partner Hayden IR Tel: +1-646-536-7331 Brett@haydenir.com

AudioCodes Reports Third Quarter 2019 Results

Lod, Israel – October 29, 2019 - AudioCodes (NASDAQ: AUDC) Press Release

Third Quarter Highlights

•	Quarterly revenues increased by 15.5% year-over-year to $51.4 million;

•	Quarterly service revenues increased by 16.2% year-over-year to $16.3 million;

•	Quarterly UC-SIP revenues increased more than 15% year-over-year;

•	Quarterly GAAP gross margin percentage was 62.9%; quarterly Non-GAAP gross margin percentage was 63.2%;

•	Quarterly GAAP operating margin percentage was 11.7%; quarterly Non-GAAP operating margin percentage was 14.5%;

•	Quarterly cash flow from operating activities was $4.0 million;

•	Quarterly GAAP net income was $4.4 million, or $0.14 per diluted share;

•	Quarterly Non-GAAP net income was $7.4 million, or $0.24 per diluted share;

•	AudioCodes declared a semi-annual cash dividend of 12 cents per share. The dividend, in the aggregate amount of $3.5 million, was paid on September 3, 2019.

AudioCodes Reports Third Quarter 2019 Results	Page 1 of 9

AudioCodes Press Release

Details

AudioCodes, a leading vendor of advanced voice networking and media processing solutions for the digital workplace, today announced financial results for the third quarter ended September 30, 2019.

Revenues for the third quarter of 2019 were $51.4 million compared to $49.5 million for the second quarter of 2019 and $44.5 million for the third quarter of 2018.

Net income was $4.4 million, or $0.14 per diluted share, for the third quarter of 2019 compared to $4.1 million, or $0.14 per diluted share, for the third quarter of 2018.

On a Non-GAAP basis, net income was $7.4 million, or $0.24 per diluted share, for the third quarter of 2019 compared to $5.8 million, or $0.19 per diluted share, for the third quarter of 2018.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses or income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe; (iv) financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies and (v) non-cash deferred tax expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $4.0 million for the third quarter of 2019. Cash and cash equivalents, long- and short-term bank deposits and short-term marketable securities were $69.5 million as of September 30, 2019 compared to $65.4 million as of December 31, 2018. The increase in cash and cash equivalents, long- and short-term bank deposits and short-term marketable securities was the result of cash from operating activities offset, in part, by the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of cash dividends during 2019.

AudioCodes Press Release

"We are pleased to report record financial results for the third quarter of 2019,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “We continue to enjoy growth trends in the UC and UCaaS markets and an increased pace of migration of service providers to All-IP. Our strong execution across our business lines, aided by these growth trends, enabled us to expand our business. We improved our financial performance on both revenues and profits. Our improved operational efficiency and the growth in our operating margin percentage to 14.5% underscored our financial success.”

“With greater industry focus on the meeting space, we have increased our investments in this area since the beginning of 2019. Earlier in October we announced our entry into the market in collaboration with Dolby. Our Room Experience (RX) solution suite is designed to address a wide range of customer room environments from huddle rooms to large rooms and the boardroom. Our solutions include a comprehensive portfolio of devices built around Dolby hardware and audio technology in order to deliver an exceptional audio experience in rooms of all sizes.  The initiative also includes Meeting Insights, an enterprise software solution designed to easily capture, organize, share and distribute the content of enterprise meetings using AudioCodes’ state-of-the-art Voice.ai technology.”

“A continued theme in our investments is the emerging voice.ai area where we are making progress with encouraging results. We continue to prudently invest in our future offerings and remain focused on maximizing the return on these investments for our shareholders,” concluded Mr. Adlersberg.

Cash Dividend

On August 6, 2019, the Company declared a cash dividend of $0.12 per share. The dividend, in the aggregate amount of $3.5 million, was paid on September 3, 2019 to all of the Company’s shareholders of record on August 19, 2019.

AudioCodes Press Release

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's third quarter of 2019 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced voice networking and media processing solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2019 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice

Summary financial data follows

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2019	2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$51,097	$31,503
Short-term and restricted bank deposits	7,394	12,381
Short-term marketable securities and accrued interest	10,006	19,602
Trade receivables, net	24,072	22,279
Other receivables and prepaid expenses	5,303	5,885
Inventories	30,172	22,620
Total current assets	128,044	114,270

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$994	$1,894
Deferred tax assets	2,719	4,350
Operating lease right-of-use assets	30,750	-
Severance pay funds	18,738	17,518
Total long-term assets	53,201	23,762

PROPERTY AND EQUIPMENT, NET	4,472	3,865

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	37,211	37,475

Total assets	$222,928	$179,372

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,456	$2,487
Trade payables	7,819	6,188
Other payables and accrued expenses	23,098	22,541
Deferred revenues	29,746	23,727
Short-term operating lease liabilities	8,605	-
Total current liabilities	71,724	54,943

LONG-TERM LIABILITIES:
Accrued severance pay	$20,072	$18,728
Long-term bank loans	1,814	3,687
Deferred revenues and other liabilities	8,945	7,466
Long-term operating lease liabilities	22,530	-
Total long-term liabilities	53,361	29,881

Total shareholders’ equity	97,843	94,548
Total liabilities and shareholders' equity	$222,928	$179,372

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Revenues:
Products	$100,375	$89,237	$35,079	$30,462
Services	47,115	41,209	16,333	14,057

Total Revenues	147,490	130,446	51,412	44,519
Cost of revenues:
Products	43,682	38,428	15,532	13,414
Services	10,914	10,071	3,529	3,413

Total Cost of revenues	54,596	48,499	19,061	16,827

Gross profit	92,894	81,947	32,351	27,692

Operating expenses:
Research and development, net	30,258	25,626	10,599	8,283
Selling and marketing	37,885	37,377	12,665	12,020
General and administrative	8,354	7,713	3,091	2,402

Total operating expenses	76,497	70,716	26,355	22,705

Operating income	16,397	11,231	5,996	4,987
Financial income (expenses), net	(1,992)	186	(913)	(37)

Income before taxes on income	14,405	11,417	5,083	4,950
Taxes on income, net	(2,195)	(2,454)	(716)	(815)

Net income	$12,210	$8,963	$4,367	$4,135

Basic net earnings per share	$0.42	$0.31	$0.15	$0.14

Diluted net earnings per share	$0.40	$0.30	$0.14	$0.14
Weighted average number of shares used in computing basic net earnings per share (in thousands)	29,195	28,855	29,157	28,797
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	30,705	30,118	30,642	30,272

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP net income	$12,210	$8,963	$4,367	$4,135

GAAP net earnings per share	$0.40	$0.30	$0.14	$0.14

Cost of revenues:
Share-based compensation (1)	121	138	55	51
Amortization expenses (2)	204	522	68	174
	325	660	123	225
Research and development, net:
Share-based compensation (1)	648	445	226	181

Selling and marketing:
Share-based compensation (1)	1,360	861	606	307
Amortization expenses (2)	45	45	15	15
	1,405	906	621	322
General and administrative:
Share-based compensation (1)	1,204	854	465	314
Revaluation of earn-out liability (3)	(23)	200	-	-
	1,181	1,054	465	314
Financial expenses:
Exchange rate differences (4)	2,330	-	1,072	-

Income taxes:
Deferred tax (5)	1,632	1,752	544	584

Non-GAAP net income	$19,731	$13,780	$7,418	$5,761
Non-GAAP diluted net earnings per share	$0.63	$0.45	$0.24	$0.19

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Mailvision and Active Communications Europe assets.
(3)	Expenses or income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe.
(4)	Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(5)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$12,210	$8,963	$4,367	$4,135
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,522	1,666	542	561
Amortization of marketable securities premiums and accretion of discounts, net	79	271	-	83
Increase in accrued severance pay, net	124	43	239	182
Share-based compensation expenses	3,333	2,298	1,352	853
Decrease in deferred tax assets, net	1,481	1,689	528	563
Decrease (increase) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	120	(79)	(39)	(64)
Changes in operating leases, net	385	-	(965)	-
Decrease (increase) in trade receivables, net	(2,006)	(4,395)	617	(1,500)
Decrease (increase) in other receivables and prepaid expenses	482	(3,133)	279	(2,063)
Increase in inventories	(7,677)	(5,500)	(421)	(3,414)
Increase (decrease) in trade payables	1,631	988	(2,036)	530
Increase (decrease) in other payables and accrued expenses	1,424	2,761	(641)	1,880
Increase in deferred revenues	7,648	8,392	217	1,736

Net cash provided by operating activities	20,756	13,964	4,039	3,482

Cash flows from investing activities:
Investment in short-term deposits	-	(3,500)	-	-
Proceeds from short-term deposits	10,962	-	4,991	400
Proceeds from long-term deposits	900	807	300	300
Proceeds from redemption of marketable securities	19,385	1,577	-	-
Purchase of marketable securities	(10,006)	-	(10,006)	-
Purchase of property and equipment	(1,676)	(978)	(315)	(362)

Net cash provided by (used in) investing activities	19,565	(2,094)	(5,030)	338

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(8,002)	(11,569)	-	(1,058)

Repayment of bank loans	(1,853)	(1,887)	(616)	(625)
Cash dividends paid to shareholders	(6,720)	(5,761)	(3,502)	(5,761)
Payment related to the acquisition of ACS	(410)	(151)	-	-
Proceeds from issuance of shares upon exercise of options and warrants	2,233	4,583	771	2,906

Net cash used in financing activities	(14,752)	(14,785)	(3,347)	(4,538)

Net increase (decrease) in cash, cash equivalents, and restricted cash	25,569	(2,915)	(4,338)	(718)
Cash, cash equivalents and restricted cash at beginning of period	31,503	24,235	61,410	22,038
Cash, cash equivalents and restricted cash at end of period	$57,072	$21,320	$57,072	$21,320

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